U.S. Securities and Exchange Commission
                           Washington, D.C. 20549


                               Form 10-SB/A-3


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                     Commission File Number:   0-50009
                                              ---------


                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                  ----------------------------------------
               (Name of Small Business Issuer in its charter)

               UTAH                                       87-0285238
-------------------------------                       ---------------------
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                        Identification No.)

     1280 Bison, Suite B9-596, Newport Beach, CA                 92660
     -------------------------------------------                --------
     (Address of principal executive Offices)                  (Zip Code)


                Issuer's telephone number:    (949) 721-8272
                                              ---------------


Securities to be registered under Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

     N/A                                               N/A


Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  --------
                             (Title of Class)


                             TABLE OF CONTENTS


PART I.

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . .3

Item 2.   Plan of Operations . . . . . . . . . . . . . . . . . . . . . . 13

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . 14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . . . . . . . . 14

Item 5.   Directors, Executive Officers, Promoters and
          Control Persons. . . . . . . . . . . . . . . . . . . . . . . . 16

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . 18

Item 7.   Certain Relationships and Related Transactions . . . . . . . . 20

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . 20


PART II.

Item 1.   Market Price of and Dividends on the Company's
          Common Equity and Other Shareholder Matters. . . . . . . . . . 23

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 24

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . 24

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . 25

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . 26

PART F/S

          Financial Statements . . . . . . . . . . . . . . . . . . . . . 28

PART III.

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . 45

          SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . 45


                                     2

                                   PART 1


ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY OF THE COMPANY

     Pacific Health Care Organization, Inc. (the "Company") was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 26, 2000, to effect a seventy-five for one reverse split, and to change the authorized common stock to 50,000,000 shares, par value of $0.001. The Company later amended its Articles of Incorporation on October 30, 2000, changing its name to Immunoclin International, Inc. Due to complications in the proposed business, the Company again amended its Articles of Incorporation on January 31, 2001, changing its name to Pacific Health Care Organization, Inc. In connection with the January 2001 name change, a new board of directors was put in place and new management was subsequently appointed.

     The Company has had limited business operations since the early 1990's, has not generated any significant revenues and was engaged in searching for business opportunities until 2001. Management believes that the Company has identified a significant opportunity within the Workers' Compensation industry in the State of California.

     On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, with Medex being considered the accounting acquirer. Medex had limited operations and was primarily engaged in making application for California State licenses to operate as a Health Care Organization for the three years prior to the acquisition. Medex is now a wholly owned subsidiary of the Company. In addition, the Company formed Workers Compensation Assistance, Inc. ("WCA"), a California corporation on August 14, 2001, which is also a wholly owned subsidiary. WCA does not have any operations to date, and the principal business of the Company is the business of Medex.

INDUSTRY BACKGROUND

     The California legislature passed Assembly Bill 110 ("AB 110" or the "bill") in July of 1993 and later deregulated the premiums paid by employers for Workers' Compensation insurance. These two events have given rise to the business of the Company.

     AB 110 was a collaboration of efforts from both employers and organizations, such as plaintiffs' attorneys who represent injured workers, in an effort to curtail employers from leaving California due to escalating Workers' Compensation costs. The bill addresses the problem of rising medical costs associated with poor quality care to the injured worker. Two of the major problems with the existing system, as identified by the legislature, were fraud and the lack of a managed care program that allowed control of the quality of medical care of an injured worker beyond thirty days. As a result, the bill created a new health care delivery body to solve the unique medical and legal issues of Workers' Compensation. These new entities are called Health Care Organizations ("HCO"). The HCOs are networks of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training. An HCO does not waive the statutory obligation of companies to either possess workers' compensation insurance or qualify as self- insured.

                                     3

     HCOs were created to appeal to employees, while providing substantial savings to employers. This is accomplished by providing high quality medical care and increasing the length of time employers are involved in the medical care provided to injured workers. The increased length in control is designed to decrease the incidence of fraudulent claims and disability awards and is also based upon the notion that if there is more control over medical treatment there will be more control over costs, and subsequently, more control over getting injured workers back on the job. This increase in control is intended to reduce the costs of claims and thereby reduce workers' compensation premiums.

     In addition, the legislature requires that employers who use HCOs give employees a choice of HCOs or managed care physicians for treatment. It is anticipated that this will increase quality and give employees a fair say in their treatment.

     Prior to the passing of the bill, premiums paid by employers were fixed by law at a rate that was only dependent upon the occupation of the workers covered under the policy. An additional measure enacted by the California legislature deregulated the premiums paid by employers. This encouraged competition for market share of the Workers' Compensation insurance business. The increased competition initially drove premiums down to levels that were not sustainable. In response, insurers have hiked insurance premiums. Drastically rising premiums are forcing employers to search for alternative Workers' Compensation programs such as the HCOs created by AB 110.

CERTIFICATION PROCESS

     All applications for HCO license certification are processed by the California Department of Industrial Relations ("DIR"). The application process is time consuming and requires descriptions of applicant's organization and planned methods of operation.

     The applicant for the HCO licence must develop a contracted network of providers for all of the necessary medical services that injured workers may need. This network must be developed to the satisfaction of the DIR. Given the wide range of medical providers needed over a large geographical area, this is a significant undertaking. The network of providers must be under contract with the HCO applicant and be willing to provide the various services in their specialty. All contracts must be approved by the DIR so as to assure the best of care will be provided to the injured worker.


                                     4

     Next, the HCO applicant must develop committees of providers that will ensure the injured worker receives the best of care. This requirement includes the development of Quality Assurance, Utilization, Work Safety, Educational and Grievance committees.

     Finally, an HCO applicant must demonstrate to the DIR's satisfaction that it has the resources necessary to manage and administer a large network of providers. To establish the HCO applicant's ability to administer a network, it requires the applicant to furnish the details of its operating system to the DIR in writing.

     The Company's wholly owned subsidiary Medex received its first HCO license on March 15, 1997, for its network of primary care providers. Medex later received a second HCO license on October 10, 2000, for its network of primary and specialized care providers.

BUSINESS OF THE COMPANY

     The principle business of the Company is that of its wholly owned subsidiary Medex. Medex is in the business of managing and administering Health Care Organizations. As mentioned previously, these HCOs are networks of medical providers established to serve the Workers' Compensation industry. The California legislature mandated that if an employer contracts services from an HCO, the injured workers must be given a choice between at least two HCOs. The Company recognized early on that two HCO certifications are necessary to be competitive. Instead of aligning with a competitor, the Company elected to go through the lengthy application process with the DIR twice and has subsequently received certification to operate two separate HCOs. The Company anticipates this requirement is to be eliminated on January 1, 2004, which may reduce the competitive advantage of having two HCO licenses.

     Through the two licenses to operate HCOs, the Company offers the injured worker a choice of enrolling in an HCO with a network managed by primary care providers requiring a referral to specialists or a second HCO where injured workers do not need any prior authorization to be seen and treated by specialists.

     The two HCO certifications obtained by the Company cover seven counties in Southern California containing over nine million workers,
approximately 52% of the State's workforce.   This geographical area has a
multi-billion dollar annual medical and indemnity Workers' Compensation cost. The two HCO networks have contracted with over 2,700 providers, 62 hospitals, 200 pharmacies, rehabilitation centers and other ancillary services making the Company's HCOs capable of providing comprehensive medical services throughout this region. The Company is developing these networks and further extending its Workers' Compensation business into a statewide entity.

     The Company is currently in discussions with brokers of health insurance and with representatives of larger employers. Based on potential cost savings to employers and the large workforce in the seven counties where the Company is licensed, approximately nine million workers, the Company expects that a significant number of employers will sign contracts
with the Company to provide services.   The Company expects the amount per
enrollee it will charge employers will likely vary based upon factors such as employer history and exposure to risk; for instance, a construction company would likely pay more than a payroll service company. In addition, employers who have thousands of enrollees are more likely to get a discount. Because of the relatively new HCO market, and even though the Company makes every effort to charge a sufficient enrollee fee to cover costs and to make a profit, however, there is no assurance that the Company will always properly evaluate the risks associated with each employer or charge sufficient enrollee fees to cover its operational costs and/or be profitable. The Company carefully analyzes each employer prior to quoting an enrollee fee. In the event the Company charges per enrollee fees that are inadequate to cover operational costs, then the Company may not be able to continue business operations.


                                     5

     The Company does not anticipate large capital expenditures. Rather, it has contracted with many medical providers, and therefore, equipment such as x-ray machines are not paid for by the Company. The Company will have fixed costs such as liability insurance and other usual costs of running an office.

PHYSICIANS

     The Company strives to select physicians known for excellence and experience in providing Workers' Compensation care. Two of the Company's founders have been active in the southern California medical community for many years, and as a result, the Company has been able to recruit physicians with superlative credentials and reputations.

     The Company has also recruited physicians and allied health workers who reflect the ethnic and cultural diversity of California, thus enabling injured workers to readily find a physician who speaks their native tongue. The Company has contracts with over 300 primary care Hispanic physicians, 175 primary care African-American physicians, and many other minority physicians. The Company believes this is a benefit for injured workers and will assist in ensuring a prompt return to the workplace. To date, the Company has contracted with approximately 2,700 physicians.

HCO COMMITTEES

     The Company has organized seven committees in compliance with AB 110 to provide the best possible care to injured workers. The following briefly describes each committee:

Quality Assurance.
------------------
As the name implies this committee is charged with the responsibility of monitoring the quality of care that the HCO providers are delivering to the employees. The Company's Quality Assurance committee consists of fifteen separate functioning entities. The ultimate oversight and responsibility for this committee is maintained by the Medical Director.

Utilization Review.
-------------------
This committee is responsible for monitoring Provider/Enrollee utilization of health care services under the plan. The activities are reflected in reports documenting examinations of procedures, provider use patterns and other matters. This committee is comprised of seven provider physicians.


                                     6

Case Management.
----------------
The Case Management committee ("CMC") is charged with working with both the injured worker and the employers to coordinate return to work issues. For example, seeking light duties for an injured worker rather than allowing a protracted period of disability. The Company's ability to compress the time frame between an injured worker's first report of injury and return to work is the most critical factor in the management of Workers' Compensation care. The number of work days the employee misses due to disability translates into great costs to the employer, through medical costs, loss of productivity, the need to hire temporary help and disability insurance indemnity payments. The case worker will become an intermediary between the physician, employer and employee by coordinating the return of the worker to a position he or she is capable of carrying out while recovering.

Work Safety.
------------
The Company believes that the best method to treat work related injuries is to prevent them from occurring. This committee is a workplace safety conditions and health committee that makes suggestions for ways to improve workplace conditions and to promote healthy habits. This committee seeks to promote safety and health by providing training workers and employers in methods of avoiding work place injuries. For instance, training may include safe methods to lift heavy objects, proper use of safety equipment and safe operation of machinery. In addition, if agreeable to employer and employee, the Company can provide drug and alcohol testing to attempt to mitigate injuries that may be caused by these problems. Furthermore, the Company may provide anonymous referral service for drug and alcohol treatment services.

Grievance.
----------
This committee informs employees upon enrollment and annually thereafter of procedures for processing and resolving grievances. This includes the location and telephone number where grievances may be submitted and where complaint forms are available to employees. The Company establishes procedures for continuously reviewing the quality of care, performance of medical personnel and utilization of services to prevent causes for complaint.

Provider Licensing & Performance Review.
----------------------------------------
Contracting with a high quality professional staff is critical in creating a Workers' Compensation health care delivery system because in Workers' Compensation the physician performs additional unique tasks. A Workers' Compensation physician must understand the requirements of a patient's job to make informed return-to-work recommendations and the physician needs to know how to make impairment ratings and be willing to testify in disputed cases. In addition, the physician must be a healer and patient's advocate. These additional demands make it necessary to use different criteria to select Workers' Compensation physicians. The Company monitors the performance of network physicians. Physicians who produce high quality, cost effective health care are provided with more patients, while physicians who do not are eliminated from the network.

Physicians' Continuing Education.
---------------------------------
Physicians are trained in the latest theories and techniques in treating workplace injuries. Protocols and treatment plan suggestions are distributed to providers on the basis of results of outcome studies as established by the State of California's Division of Workers' Compensation, the Medical Disability Advisor and through the State of California's Industrial Medical Protocols as they are published.

                                     7

HOSPITALS

     The Company has been successful in creating relationships with some of the premier medical centers of Southern California. The relationships established with medical centers are not for access or service as they provide access and service to all. Rather, these relationships are maintained by the Company to provide services to the Company's HCO enrollees.

ANCILLARY SERVICES

     The Company has contracted a full range of ancillary services to cover all requirements of the California Department of Corporations and Department of Industrial Relations. This includes interpreter services, ambulances, physical therapy, occupational therapy, pharmacies and much more. The ancillary services are vital to ensure there is a complete network capable of independently providing all care that may be necessary.

COMPETITION

     Although the Company is one of the first commercial enterprises capable of offering HCO services, there are new companies that are currently setting up similar services as those being offered by the Company. Many of these competitors may have greater financial, research and marketing experience and resources than the Company, and will represent substantial long-term competition. In California there are currently sixteen certified health care organization licenses (two of which belong to the Company) issued to approximately ten companies. This translates into approximately nine direct competitors, with Comp Partners being the largest.

     The Company plans to gain a competitive advantage by marketing itself as a legal medical organization not just a medical company. The Company's CEO and Medical Director are both attorneys. In addition, the Company is the only HCO that owns a network of providers as opposed to leasing a network. The Company believes this is advantageous because they can market a direct relationship with providers rather than relying on third party relationships.

EMPLOYEES

     The Company, through its subsidiary, currently has five full time employees and ten part-time employees. In addition, the officers and directors work on a part time, as needed, basis with no commitment for full time employment. Over the next twelve months, the Company anticipates hiring additional employees as needed and as revenues and operations warrant.


REPORTS TO SECURITY HOLDERS

     Approximately sixty days after the filing of this registration statement on Form 10-SB, the Company became subject to the reporting requirements of the Securities Exchange Act of 1934. The Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC") in accordance with these reporting requirements. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will be an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.
------------------


                                     8

ITEM 2:   MANAGEMENTS DISCUSSION & ANALYSIS

     LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited liquidity and capital resources.   The Company
does not currently possess a financial institution source of financing and the Company cannot be certain that its existing sources of cash will be adequate to meet its liquidity requirements.

     The Company's future capital requirements will depend on its ability to successfully implement its business plan and other factors, including
(i) the ability of the Company to maintain its existing customer base and to expand its customer base, and (ii) overall financial market conditions where the Company might seek potential investors.

     As of March 31, 2004, the Company had cash on hand of $429,189, compared to $217,556 at March 31, 2003. At December 31, 2003, the Company had cash on hand of $398,352 compared to $201,875 at the December 31, 2002, year end. The increases of $211,633 and $196,477 in cash on hand respectively, are due to additional revenue generated from the Company's growing customer base. Because of the conversion of debt to equity, management believes that cash on hand and anticipated revenues will be sufficient to cover operating costs over the next twelve months.
Therefore, the Company does not anticipate needing to find other sources of capital at this time. If the Company's revenues, however, are less than anticipated the Company will need to find other sources of capital to continue operations. The Company would then seek additional capital in the form of debt and/or equity. While the Company believes that it is capable of raising additional capital, there is no assurance that the Company will be successful in locating other sources of capital on favorable terms or at all.

RESULTS OF OPERATIONS



  Comparison of the three months ended June 30, 2004 and 2003
     -----------------------------------------------------------

     Workers' compensation costs in California have continued to remain excessive which has continued to motivate employers to search for ways to control this cost. Due to the high workers' compensation costs, and the Company's marketing efforts, revenues have increased from $209,617 for the quarter ended June 30, 2003 to $398,031 for the same period of 2004. While the Company believes that revenues will continue to increase, it also believes that expenses will continue to increase. Total expenses incurred in the three months ended June 30, 2004 totaled $335,967, compared to $252,753 for the corresponding period ended June 30, 2003, which included significant increases in consulting fees, salaries & wages, professional fees, insurance and employment enrollment, offset by a decrease in general & administrative expenses.

                                     9


     During the three months ended June 30, 2004, consulting fees increased to $42,728 from $16,794 during the three months ended June 30, 2003. As the HCO industry in California continues to develop, the Company believes it is important to be as involved as possible in the legislative and policy-making process. Therefore, from time to time, the Company will hire lobbyist and other consultants to represent its interests. The $25,934 increase in 2004 is partially the result of such activities by the Company during 2004. The Company anticipates significant fluctuations in consulting fee expenses from quarter to quarter and year to year as the applicable legislative and rule-making bodies overseeing the HCO industry consider changes that may affect the industry. During 2004, the Company has also incurred the costs of retaining a computer consultant to assist in the ongoing development and maintenance of the Company's information systems. The Company incurred no such cost in 2003. The Company anticipates an ongoing need to retain consultants to assist with its information technology needs.

     Salaries & wages increased $37,160 during the three months ended June 30, 2004, to $159,787, compared to $122,627 during the three months ended June 30, 2003. The increase in salaries & wages in the period ended 2004 is attributable to the increased number of employees employed by Medex Healthcare, the Company's subsidiary, and to increases in salary paid to the CEO and Vice President of Medex.

     In the three months ended June 30, 2004, the Company incurred professional fees of $25,499 compared to $19,844 during the three months ended June 30, 2003. The increase in professional fees in 2004 is largely attributable to increased legal and other professional fees incurred during the quarter ended June 30, 2004.

     During the three months ended June 30, 2004, the Company incurred insurance expenses of $23,170, a $6,885 increase in insurance expenses over the comparable three month period ended June 30, 2003. The increase in 2004, is largely related to the increased number of Company employees as compared to the same quarter ended June 30, 2003.

     Employment enrollment increased $17,862 to $35,862 during the three months ended June 30, 2004, compared to June 30, 2003. As an HCO, the Company is required to pay a fee to the State of California for each person it enrolls. The increase in employment enrollment expenses in the three months ended June 30, 2004, reflects the increased number of persons enrolled with the Company when compared to the same period ended 2003.

     For the three months ended June 30, 2004, the Company reduced its general & administrative expenses to $43,343, compared to $54,913 for the three months ended June 30, 2003. In the quarter ended June 30, 2003, the Company paid off certain tax obligations that were overdue. This payment during the quarter ended June 30, 2003, is the principal reason general & administrative expenses were higher in the 2003 quarter than the 2004 quarter. As this was a one time payment, we do not expect to realize continued decreases in general & administrative expenses in the future.

     As a result of increased revenue and decreased general & administrative expense partially offset by increases in consulting fees, salaries & wages, professional fees, insurance and employment enrollment, the Company realized net income of $62,073 for the three months ended June 30, 2004, compared to a net loss of $43,136 during the three months ended June 30, 2003.



                                     10

     Comparison of the six months ended June 30, 2004 and 2003
     ---------------------------------------------------------

     During the six months ended June 30, 2004, the Company realized revenue of $828,674, compared to $454,253 during the six months ended June 30, 2003. As discussed above, this increase is largely the result of the Company's increased efforts to market its service to California employers who are faced with excessive employee health care costs. While the Company believes that revenues will continue to increase, it also believes that expenses will continue to increase. Total expenses incurred in the six months ended June 30, 2004 totaled $731,678, compared to $468,340 for the corresponding period ended June 30, 2003, which included significant increases in consulting fees, salaries & wages, professional fees, insurance, employment enrollment and general & administrative expenses.

     During the six months ended June 30, 2004, consulting fees increased to $100,190 from $26,594 during the six months ended June 30, 2003. As discussed above, this $73,596 increase in consulting fees is partially attributable to the Company retaining lobbyist and other consultants to assist the Company as it participates in the legislative and rule-making processes governing the HCO industry. The Company anticipates significant fluctuations in consulting fee expenses from quarter to quarter and year to year as the applicable legislative and rule-making bodies overseeing the HCO industry consider changes that may affect the industry. During 2004, the Company has also incurred the costs of retaining a computer consultant to assist in the ongoing development and maintenance of the Company's information systems. The Company incurred no such cost in 2003. The Company anticipates an ongoing need to retain consultants to assist with its information technology needs.

     Salaries & wages increased $72,837 during the six months ended June 30, 2004, to $320,067, compared to $247,230 during the six months ended June 30, 2003. The increase in salaries & wages in the period ended June 30, 2004 is attributable to increases in the number of employees of Medex, and increased salaries paid to the CEO and Vice President of Medex.

     In the six months ended June 30, 2004, the Company incurred professional fees of $76,495 compared to $27,217 during the six months ended June 30, 2003. The increases in professional fees during the six month period ended June 30, 2004, are primarily the result of increased legal and other professional fees incurred by the Company.

     During the six months ended June 30, 2004, the Company incurred insurance expenses of $40,501, a $9,832 increase in insurance expenses over the comparable six month period ended June 30, 2003. The increased insurance expenses during the six month period ended June 30, 2004, is attributable to increases in the number of Company employees receiving health, dental and other insurance benefits.

                                     11


     Employment enrollment increased $37,801 to $73,801 during the six months ended June 30, 2004, compared to same period of 2003. The Company is required to pay a fee to the State of California for each person it enrolls. The increase in employment enrollment expenses in the six months ended June 30, 2004, reflects the increased number of persons enrolled with the Company when compared to the same period ended 2003.

     For the six months ended June 30, 2004, general & administrative expenses increased $16,772 to $109,468, compared to $92,696 for the six months ended June 30, 2003. This increase in general & administrative expenses is primarily the result of the increasing size of the Company's operations combined with higher office lease rental expenses for the Company's facilities.

     As a result of increased revenue and decreased general & administrative expense partially offset by increases in consulting fees, salaries & wages, professional fees, insurance and employment enrollment, the Company realized net income of $97,016 for the six months ended June 30, 2004, compared to a net loss of $14,087 for the six months ended June 30, 2003.



     Comparison of the year ended December 31, 2003 and 2002.
     --------------------------------------------------------

     The Company generated $1,097,930 in revenue for the year ended December 31, 2003, compared to revenue of $653,427 for the same period of
2002.   This increase is largely due to the growth in the number of employers and enrollees using the Company's services in 2003 as compared to 2002. During the year ended December 31, 2003, the Company generated revenue from approximately 51 employers representing approximately 73,700 enrollees compared to ten employers and approximately 13,000 enrollees
during the year ended December 31, 2002.    As revenues increased,
however, the expenses incurred in providing HCO services also increased from $689,257 during the year ended December 31, 2002, to $1,040,071 for
the same period 2003.    The increases in expenses were largely
attributable to significant increases in salaries and wages, insurance, employment enrollment and general and administrative expenses, offset in part by a decrease in consulting fees.


     During the year ended December 31, 2003, salaries & wages paid by the Company increased $352,682 to $501,109 compared to $148,427 for the year ended December 31, 2002. This significant increase in salaries and wages was the result of three primary factors. First, the Company employed more employees in 2003 than 2002. Second, during 2002, the CEO of Medex was compensated as a consultant. In 2003, the Company began paying the CEO as an employee of the Company. Third, the CEO and the Vice President of Medex each received pay increases in 2003.

     Insurance expenses increased from $31,678 in the twelve months ended December 31, 2002, to $74,141 in the twelve months ended December 31, 2003. This $42,463 increase was largely the result of the increased number of person employed by the Company who were receiving health, dental and other insurance benefits and increases in the cost of insurance.


                                     12

     In the twelve months ended December 31, 2003, employment enrollment expenses were $94,200, a $37,648 increase over the comparable twelve month period ended December 31, 2002. As discussed above, as an HCO, the Company is required to pay a per enrollee fee to the State of California. This increase is consistent with the increase in the number of enrollees using our services in 2003, compared to 2002.

     General and administrative expenses for the year ended December 31, 2003, increased $81,504, to $184,772 compared to $103,268 for the year ended December 31, 2002. The increase in general and administrative expenses were primarily attributable to increased expenses resulting from the growth in the Company's operations, including increases in office supply, printing, telephone, equipment rentals and parking expenses accounting for a $35,300 increase and $35,200 increase in office rental expense in the year ended December 31, 2003.

     During the twelve month period ended December 31, 2003, the Company reduced consulting fees paid to $84,081, compared to $271,968 for the twelve month period ended December 31, 2002. During 2002, the CEO of Medex was compensated for his services as a consultant. In 2003, he was treated as an employee and paid a salary. The reduction in consulting fees is partially attributable to this change. As discussed above, the Company anticipates consulting expenses to fluctuate from year to year and the decrease in consulting expenses from 2002 to 2003 should not be viewed as a trend.

     The Company realized net income of $57,973 for the fiscal year ended December 31, 2003, compared to a net loss of $35,262 during fiscal 2002. The realization of net income in 2003, compared to a net loss in 2002, resulted from the increased revenue and decreased consulting fees offset by increases in salaries & wages, insurance, employment enrollment and general & administrative expenses as discussed above.


     The increased revenue and the realization of net income in 2003 is primarily the result of increased demand for HCO services as a result of escalating workers' compensation costs in California. The Company anticipates demand for its service will remain strong through 2004 and therefore management believes revenues and expenses will continue to increase at a similar pace to that of 2003 over the next twelve months.

PLAN OF OPERATIONS

     As mentioned previously, the business of the Company is that of its wholly owned subsidiary Medex. Over the next twelve months the Company plans to focus its efforts on increasing enrollment in the Medex HCOs throughout southern California. The Company is currently in discussions
with a number of    businesses and  continues to
 distribute  marketing packets to  potential customers.
The Company will maintain and continue to establish relationships with doctors, nurses and other ancillary services who have experience in the workers' compensation industry. These relationships are vital to the success of the Company as these people and services will help up keep costs down by ensuring proper care.


                                     13

     Due to escalating workers' compensation costs in the State of California and the HCO's ability to assist employers to control and reduce this cost, management believes that additional California employers may contract the services of an HCO. The Company is actively positioning itself to contract as many employers as possible. Any additional employees enrolled will also cause costs and expenses to proportionately increase. The Company has expanded the executive offices and plans to hire additional employees as they are needed to meet any increase in enrollment.

ITEM 3:   DESCRIPTION OF PROPERTY

PROPERTY & FACILITIES

     The Company's executive offices are located in Newport Beach, California. The Company's subsidiary Medex leases approximately 3,504 square feet of office space in Long Beach, California. Under the terms of the lease Medex is required to pay $6,189.70 per month through February of 2004, $6,307.20 from March of 2004 through February of 2005 and $6,482.40 from March of 2005 through February of 2006. There is no provision in the lease for extension or renewal but the Company anticipates it will be able to renew or secure other office space on similar terms if it is required to do so. The Company does not anticipate needing any additional office space in the next twelve months. If the need arises, the Company believes it will be able to secure additional office space on acceptable terms. The Company does not own or lease any other property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of PHCO. It also refers to rights of ownership or the right to receive distributions from PHCO and proceeds from the sale of PHCO shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.


Type of                                    Amount & Nature of
Security  Name and Address                 Beneficial Ownership  % of Class
--------  -------------------------------  --------------------  ----------
Common    Tom Kubota (1) (2)                     2,153,931         13.9%
          51 Harbor Ridge Drive
          Newport Beach, CA 92260

Common    Nanko Investments (2)                  1,702,305         11.0%
          51 Harbor Ridge Drive
          Newport Beach, CA 92260


                                     14

Common    Donald Hellwig (1)                         3,000            0%
          6266 Morley Avenue
          Los Angeles, CA 90056


Common    Peter G. Alexakis                      1,083,333          7.0%
          2001 Santa Monica Blvd
          Suite 1190W
          Santa Monica, CA  90404

Common    Tom Roush (1)                          1,083,333          7.0%
          20457 Kesley St
          Canyon Country, CA  91351

Common    Marvin Teitelbaum                      1,083,333          7.0%
          354 Homewood Road
          Los Angeles, CA  90049

Common    William Rifkin                         1,083,333          7.0%
          11820 Mayfield Ave #106
          Brentwood, CA  90049

Common    Janet Zand                             1,083,333          7.0%
          1505 Rockcliff Road
          Austin, TX  78796

Common    Donald P. Balzano (3)                  1,083,335          7.0%
          5422 Michelle Drive
          Torrance, CA  90503

Common    Manfred Heeb                           1,445,982          9.4%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495

Common    Amafin Trust                           1,500,000          9.7%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495

Common    Eurifa Anstalt                           900,000          5.8%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495


                                     15

Common    Auric Stiftung                         1,500,000          9.7%
          PO Box 83
          Aeulestrasse 5
          Vaduz, Liechtenstein Fl-9490
---------------------------------------------------------------------------

All officers and directors                       3,240,264         21.0%
as a group (3 persons)

---------------------------------------------------------------------------

          Total Beneficial Ownership            14,007,913         90.8%

---------------------------------------------------------------------------

     (1) Officers and/or directors of PHCO.
     (2) Tom Kubota is the president of Nanko Investments, Inc.   As
such, Mr. Kubota may be deemed to have voting and/or investment power over the shares held by Nanko Investments and therefore may be deemed to be the beneficial owner of those shares. The number of shares attributed to Mr. Kubota in this table include 451,626 shares held in his own name and
1,702,305 shares held in the name of   Nanko Investments.

     (3) Mr. Balzano is the CEO of Medex Healthcare, Inc., a wholly owned subsidiary of the Company.

CHANGE IN CONTROL

     To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL  PERSONS.

     The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within PHCO. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.


Name                Age       Position            Management Since
----------------    -----     ------------------- -------------------
Tom Kubota          64        President, Director September 2000

Donald Hellwig      62        CFO                 November 2003



Tom Roush           47        Director            April 2003


     The following sets forth certain biographical information relating to the Company's Officers and Directors:

                                     16

     Tom Kubota, age 64. Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation, which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies. For the last five years, Mr. Kubota has been primarily engaged in running his consulting firm Nanko Investments, Inc.

     Donald C. Hellwig, age 62. Mr. Hellwig has been primarily engaged as a self-employed accountant for the last fifteen years working with various businesses and high net worth individuals. Mr. Hellwig received an Associates of Arts in 1961 from Santa Monica City College and a Bachelors of Science degree from UCLA in 1964 in Business Administration with an emphasis in accounting. Prior to being self employed Mr. Hellwig held various positions with several companies such as Chief Accountant at Continental Airlines and the Manager of Accounting at Flying Tiger Lines.



     Tom Roush, age 47. Mr. Roush graduated from Ohio Wesleyan University in 1978 with a Bachelors of Arts in history and communications. For the last four years Mr. Roush has been principally engaged as an account manager for a software company. Prior to that Mr. Roush served as the CEO of Medex Healthcare, Inc., a wholly owned subsidiary of the Company.

KEY EMPLOYEES/ADVISORS

     Donald P Balzano. CEO of Medex Healthcare, Inc. (wholly owned subsidiary of the Company). Mr. Balzano is a graduate of the UCLA School of Law and is a member of the State Bar of California. From 1979 through 1990 he was the president of Western Medical Review and Care Resources, Inc. From 1990 through 1995 he founded Balzano & Associates which focused on medical and legal delivery systems for workers' compensation programs and he held the position of vice president and general counsel for Keenan & Associates where he was responsible for corporate legal activity and for creation of a workers' compensation defense attorney and managed medical care program. From 1996-2001 Mr. Balzano served as the president and CEO of Priority CompNet, a California workers' compensation health care organization. Mr. Balzano has been with the Company since 2001. He has brought a unique combination of legal and medical expertise to the Company.

INVOLVEMENT IN LEGAL PROCEEDINGS

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:


                                     17

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

ITEM 6.   EXECUTIVE COMPENSATION.

     The following chart sets forth the compensation paid by the Company to each Officer and Director and its other most highly compensated executive officers whose total salary and bonus exceeded $100,000.00 for the last two fiscal years, and the planned compensation during the remainder of the current fiscal year. No officer or director had a salary and bonus during the fiscal years ended December 31, 2003, 2002 or 2001 that exceeded $100,000.00 for services rendered in all capacities to the Company.


                                     18

                              SUMMARY COMPENSATION TABLE

                       Annual Compensation       Long Term         Compensation
                                                    Awards           Payouts
                                             Other   Restr                        All
Name and                                    Annual   icted                      Other
Principal                           Bonus   Compen   Stock  Options     LTIP   Compen
Position          Year    Salary        $   sation  Awards    /SARs   Payout   sation
-----------      -----  --------  -------  ------- -------  -------  -------  -------

Tom Kubota       2003     $3,700     $-0-     $-0-    $-0-      -0-     $-0-   $9,600
                                                                                  (1)
President         2002       -0-      -0-      -0-     -0-      -0-      -0-      -0-
Director          2001       -0-   23,000   35,000   1,754      -0-      -0-      -0-
                                               (2)

Donald Hellwig    2003       -0-      -0-      -0-     -0-      -0-      -0-      -0-
CFO               2002       -0-      -0-      -0-     -0-      -0-      -0-      -0-
                  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-



Peter Alexakis    2003       -0-      -0-      -0-     -0-      -0-      -0-      -0-
Former Director   2002       700      -0-      -0-     -0-      -0-      -0-      -0-
                  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-

Donald Balzono    2003   132,000      -0-      -0-     -0-      -0-      -0-      -0-
CEO of Company    2002   104,000      -0-      -0-     -0-      -0-      -0-      -0-
Subsidiary Medex 20001       -0-      -0-      -0-     -0-      -0-      -0-      -0-

Doug Hikawa       2003   100,000      -0-      -0-     -0-      -0-      -0-      -0-
VP of Company     2002    70,000      -0-      -0-     -0-   50,000      -0-      -0-
                                                                (3)
Subsidiary Medex  2001       -0-      -0-      -0-     -0-      -0-      -0-      -0-


     (1) This amount represents medical insurance premiums.

     (2) Tom Kubota provided consulting services to the Company through Nanko Investments, Inc., his private consulting business. This amount represents funds paid by the Company to Nanko Investments, Inc. These services were provided on terms at least as favorable as could have been negotiated with an independent third party.

     (3) Doug Hikawa was granted stock options to purchase up to 50,000 shares of restricted common stock in August of 2002 pursuant to the Company's stock option plan. 50% or 25,000 of the options granted vested upon the date of grant and an additional 25% of the options granted vested on the one year anniversary of the grant. The remaining 25% of the options granted will vest on the two year anniversary of the date of grant. The options are exercisable at $.05 per share. None of Mr. Hikawa's options have been exercised to date.


                                     19

     No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

     Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENT

     The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company or a change in the executive officer's responsibilities after a change in control. Because the Company has no employment agreements in place its business could be adversely affected if certain key employees could not be retained.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Through the end of June 2003, the Company's president allowed the Company to utilize approximately 300 square feet of his office space at no charge. The Company is no longer using this space.

     The Company does not anticipate engaging in any additional significant
dealings with affiliates.   If, however, there are dealings with related
parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

ITEM 8.   DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock and currently has approximately 15,427,732 shares issued and outstanding as of December 31, 2002. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the common stock underlying warrants and options of the Company.


                                     20

     The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The former Medex Healthcare, Inc. (a wholly owned subsidiary of the Company) shareholders, consisting of five individuals, have entered into a Voting Trust Agreement which limits their common stock voting rights from February of 2001 through February of 2004. This Voting Trust Agreement restricts the former Medex Healthcare, Inc., shareholders to electing one director.

WARRANTS

     The Company currently has issued approximately 807,964 warrants ("Warrants") comprised of 408,982 A Warrants and 408,982 B Warrants. Each A Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $3.00 per share for a period through August of 2006. Each B Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $6.00 per share also for a period through August of 2006. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events such as a dividend on shares of common stock, subdivisions or combinations of the common stock or similar events. The Warrants do not contain provisions protecting against dilution resulting from the issuance or sale of additional shares of common stock for less than the exercise price of the Warrants or the current market price of the Company's securities.

     Holders of Warrants may exercise their Warrants for the purchase of shares of restricted common stock of the Company only if the purchase of such shares is exempt from federal registration requirements and qualified for sale, or deemed to be exempt from qualification, under applicable state securities law. Although the Company believes that exercise of Warrants will be exempt from federal registration requirements pursuant to Rule 506 of Regulation D, there is no assurance that valid state qualification/exemption will be available for such exercise, particularly if warrant holders reside in states where the Warrants were not initially offered and sold by the Company. In such event, warrant holders would have no opportunity to exercise the Warrants.


                                     21

     Furthermore, the outstanding Warrants are redeemable or callable, in whole or in part, at the option of the Company, upon not fewer than 30 days notice, at a redemption price equal to $0.01 per Warrant at any time. Although the Company would not normally do so, in the event it calls for redemption of the Warrants at a time when exercise is not possible or is impractical, warrant holders would be compelled to accept the nominal redemption price of $0.01 per warrant. If exercise of the Warrants is qualified or exempt from qualification, and the Company should call for redemption, warrant holders would have a minimum of 30 days in which to decide whether to exercise their Warrants, after which they would have to accept the redemption price.

     Holders of Warrants will be entitled to notice in the event of (a) the granting by the Company to all holders of its common stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the common stock, any consolidation of the Company with, or merger of the Company into any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share of common stock), or any sale or transfer of all or substantially all of the assets of the Company.

     Except as described above, the holders of the Warrants have no rights as stockholders of the Company, including the right to vote, until they exercise their Warrants.

DESCRIPTION OF STOCK OPTIONS.

     The Board of Directors of the Company have adopted the PHCO 2002 Stock Option Plan (the "Plan") allowing the Company to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.
To date the Company has issued approximately 85,000 options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 1,000,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the PHCO 2002 Stock Option Plan and is qualified by reference to the plan.


                                     22

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

     2.   Once an option is granted, it may not be called by the Company.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

TRANSFER AGENT.

     The Company's transfer agent and registrar is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, phone number 702-361-3033.

                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are currently traded on the Pink Sheets under the symbol "PHCO". The Company plans to apply for a listing on the Over-the-Counter Bulletin Board ("OTCBB") in the next twelve months. The Company currently has 15,427,732 shares outstanding held by approximately 1080 shareholders. The following table shows the historical bid and ask price data for PHCO:

                                           BID PRICES           ASK PRICES
                                         HIGH       LOW      HIGH       LOW
     2003
     ----
     First Quarter                       $.05      $.05     $1.01     $1.01
     Second Quarter                       .05       .05      1.01      1.01
     Third Quarter                        .06       .05      1.01      1.01
     Fourth Quarter                       .16       .06      1.01      1.01

     2002
     ----
     First Quarter                        .45       .45      1.01      1.01
     Second Quarter                       .45       .15      1.15      1.01
     Third Quarter                       2.00      1.75      2.25      2.25
     Fourth Quarter                      1.75       .45      2.25      1.00


      The above quotations, as provided by the Pink Sheets, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

                                     23

      Approximately 884,214 of the Company's unissued common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Of the 15,427,732 outstanding shares of common stock approximately 13,434,944 are restricted common shares of the Company and approximately 154,277 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Utah law. Under Utah law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

ITEM 2.   LEGAL PROCEEDINGS.

     A complaint was filed in Orange County Superior Court by plaintiffs Marvin Teitelbaum, a shareholder of the Company, and Peter Alezakis, a shareholder of the Company and former director (collectively "Plaintiffs") on or about April 7, 2004 against the Company's president Tom Kubota, secretary Rudy LaRusso and the Company (collectively "Defendants"). The action seeks cancellation of a stock issuance, an order for Mr. Kubota to pay the Company $150,000 and other damages to be determined based upon allegations that Defendants breached various fiduciary duties. The Company believes that the claims by plaintiffs are without merit. Defendants have retained the services of the Law Offices of L. Scott Karlin, of Tustin
  California, to represent them in this matter and intend to contest the case vigorously.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.


                                     24

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On or about September 28, 2000, the Company issued 426,667 restricted common shares to Tom Kubota. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received $32,000 cash for the shares.

     On or about January 30, 2001, the Company issued 700,000 common shares to Mid-Mountain Investments, LLC. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933. The Company received $25,000 cash for the shares.

     On or about April 5, 2001, the Company issued 50,000 restricted common shares to Ronald L. Poulton in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 1,754,305 restricted common shares to Nanko Investments, Inc., in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 330,000 restricted common shares to Rudy LaRusso in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 6,500,000 restricted common shares to five persons in a share for share exchange pursuant to a reorganization agreement. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 30, 2001, the Company issued 63,000 restricted common shares, A Warrants to purchase an additional 63,000 restricted common shares and B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering. The shares were not publicly offered. The shares and warrants were issued pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. The Company received approximately $63,000 cash for the shares.

     In August of 2002, the Company issued approximately 345,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company converted outstanding debt in the amount of $345,982 in exchange for the shares and warrants.


                                     25

     In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees. 50% of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The exercise price of the options is $0.05 and they expire five years from the grant date.

     In August and October of 2002, the Company issued approximately 5,000,000 restricted common shares to four entities in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

      The Company has not issued any securities since the fiscal year ended December 31, 2002. The Company has, however, received a notice of stock option exercise from Kathie Liboon, an employee of Medex at the time of notification, and therefore the Company is currently processing this notice of exercise. The Company expects to issue Laboon 18,750 restricted common shares in reliance upon an exemption from registration provided under
Section 4(2) of the Securities Act of 1933 as amended. The Company received $937.50 from the exercise of the stock option.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     The Company's Articles of Incorporation and Bylaws limit liability of and indemnify its Officers and Directors to the full extent permitted by the Utah Revised Business Corporation Act ("Utah Act").

     Under the Utah Act, a Utah corporation has the authority to indemnify officers and directors:

     (1) Except as provided in Subsection (4), a corporation may indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

          (a) his conduct was in good faith; and

          (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

          (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).


                                     26

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4) A corporation may not indemnify a director under this section:

          (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     In accordance with the Utah Act indemnification may also be provided as follows:

     (1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the extent as a director.

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.


                                     27

                                  PART F/S







                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                            Financial Statements
                             (In U.S. Dollars)

                               June 30, 2004
                                (Unaudited)
                                    and
                         December 31, 2003 and 2002





















                                     28

/Letterhead/

                        Independent Auditor's Report
                        ----------------------------

To the Board of Directors
Pacific Health Care Organization, Inc.

We have audited the accompanying balance sheets of Pacific Health Care Organization, as of December 31, 2003 and 2002, and the related statements of income, retained earnings and cash flows for the years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Pacific Health Care Organization, Inc., as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with the Standards of the Public Company Accounting Oversight Board (United States).



/S/ Chisholm, Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
September 14, 2004

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                               Balance Sheets

                                           June      December     December
                                         30, 2004    31, 2003     31, 2002
                                       ----------- -----------  -----------
                                       (Unaudited)

                                   ASSETS
Current Assets
--------------
 Cash & Cash Equivalents              $   489,566  $  398,352  $   201,875
 Accounts Receivable                      166,092     120,734       42,581
 Prepaid Expenses                          46,887      24,166        9,896
                                       ----------- -----------  -----------
   Total Current Assets                   702,545     543,252      254,352
                                       ----------- -----------  -----------

Property & Equipment (Note 5)
--------------------
 Computer Equipment                        60,922      55,830       41,927
 Furniture & Fixtures                      24,766      24,766        7,082
                                       ----------- -----------  -----------
   Total Property & Equipment              85,688      80,596       49,009

   Less: Accumulated Depreciation         (43,280)    (32,124)     (14,848)
                                       ----------- -----------  -----------

   Net Property & Equipment                42,408      48,472       34,161
                                       ----------- -----------  -----------

   Total Assets                       $   744,953  $  591,724  $   288,513
                                       =========== ===========  ===========








                                 Continued
                                     30

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                               Balance Sheets

                                           June      December     December
                                         30, 2004    31, 2003     31, 2002
                                       ----------- -----------  -----------
                                       (Unaudited)

                     LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
-------------------
 Accounts Payable                     $     1,500  $   16,993  $     3,600
 Accrued Expenses                         196,341     139,920       75,514
 Unearned Revenue                         180,286     165,001        -
                                       ----------- -----------  -----------
   Total Current Liabilities              378,127     321,914       79,114
                                       ----------- -----------  -----------

Stockholders' Equity (Note 8)
--------------------
 Preferred Stock; 5,000,000 Shares
  Authorized at $0.001 Par Value;
  Zero Shares Issued and Outstanding         -           -            -
 Common Stock; 50,000,000 Shares
  Authorized at $0.001 Par Value;
  15,427,732, 15,427,732 and
  15,408,982 Shares Issued and
  Outstanding, Respectively                15,428      15,428       15,409
 Additional Paid In Capital               449,964     449,964      447,545
 Additional Paid In Capital
  - Warrants                              122,694     122,694      122,694
 Accumulated (Deficit)                   (221,260)   (318,276)    (376,249)
                                       ----------- -----------  -----------
   Total Stockholders' Equity             366,286     269,810      209,399
                                       ----------- -----------  -----------
   Total Liabilities &
   Stockholders' Equity               $   744,953  $  591,724  $   288,513
                                       =========== ===========  ===========




 The accompanying notes are an integral part of these financial statements.
                                     31

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                          Statement of Operations
            For the Six Months Ended June 30, 2004 and 2003 and
                 the Years Ended December 31, 2003 and 2002

                              June         June      December     December
                            30, 2004     30, 2003    31, 2003     31, 2002
                          -----------  ----------- -----------  -----------
                          (Unaudited)              (Unaudited)

Revenues                  $  828,674  $   454,253  $1,097,930  $   653,427
--------                  -----------  ----------- -----------  -----------

Expenses
--------
 Depreciation                 11,156        7,934      17,276       12,639
 Consulting Fees             100,190       26,594      84,081      271,968
 Salaries & Wages            320,067      247,230     501,109      148,427
 Professional Fees            76,495       27,217      84,492       64,725
 Insurance                    40,501       30,669      74,141       31,678
 Employment Enrollment        73,801       36,000      94,200       56,552
 General & Administrative    109,468       92,696     184,772      103,268
                          -----------  ----------- -----------  -----------
   Total Expenses            731,678      468,340   1,040,071      689,257
                          -----------  ----------- -----------  -----------
   Income (Loss)
   From Operations            96,996      (14,087)     57,859      (35,830)
                          -----------  ----------- -----------  -----------

Other Income (Expenses)
-----------------------
 Interest Income                  20           85         114          568
                          -----------  ----------- -----------  -----------
   Total Other
   Income (Expenses)              20           85         114          568
                          -----------  ----------- -----------  -----------

   Income (Loss)
   Before Taxes               97,016      (14,002)     57,973      (35,262)

   Tax Expense                  -            -           -            -
                          -----------  ----------- -----------  -----------
   Net Income (Loss)      $   97,016  $   (14,002) $   57,973  $   (35,262)
                          ===========  =========== ===========  ===========


 The accompanying notes are an integral part of these financial statemetns.
                                     32

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                     Statement of Stockholders' Equity
                   From January 1, 2002 to June 30, 2004

                                                                         Accumulated
                     Preferred Stock           Common Stock      Paid In    Earnings
                   Shares     Amount        Shares     Amount    Capital   (Deficit)
                ---------- ----------  ------------ ---------- ----------  ----------

Balance,
January 1, 2002      -     $    -       10,063,000  $  10,063  $ 174,803   $(340,987)


Conversion of
Note Payable at
$.70 Per Share       -          -          345,982        346    241,842        -

A Warrants
Issued at $.20
Per Warrant;
B Warrants at
$.10 Per Share       -          -             -          -       103,794        -

Contributed
Capital              -          -             -          -         4,800        -

Shares Issued
for Services at
$.01 Per Share       -          -          500,000        500      4,500        -

Shares Issued
for Services at
$.01 Per Share       -          -        4,500,000      4,500     40,500        -

Net Loss for
the Year Ended
December
31, 2002             -          -             -          -          -        (35,262)
                ---------- ----------  ------------ ---------- ----------  ----------

Balance,
December
31, 2002             -          -       15,408,982     15,409    570,239    (376,249)

Exercise of
Stock Option
at $.05 Per
Share                -          -           18,750         19        919        -

Contributed
Capital              -          -             -          -         1,500        -

Net Income for
the year ended
December
31, 2003             -          -             -          -          -         57,973
                ---------- ----------  ------------ ---------- ----------  ----------
Balance,
December
31, 2003             -          -       15,427,732     15,428    572,658    (318,276)

Net Income For
the Period
Ended June 30,
2004 (Unaudited)     -          -             -          -          -         97,016
                ---------- ----------  ------------ ---------- ----------  ----------

Balance,
June 30, 2004
(Unaudited)          -     $    -       15,427,732  $  15,428  $ 572,658   $(221,260)
                ========== ==========  ============ ========== ==========  ==========

 The accompanying notes are an integral part of these financial statements.
                                     34

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                          Statement of Cash Flows
              For the Six Months Ended June 30, 2004 and 2004
               and the Years Ended December 31, 2003 and 2002

                                               June 30,         December 31,
                                                 2004      2003      2003      2002
                                              --------- --------- --------- ---------
                                                            (Unaudited)
Cash Flows from Operating Activities
------------------------------------
 Net Income (Loss)                            $ 97,016  $(14,002) $ 57,973  $(35,262)
 Adjustments to Reconcile Net Income
 to Net Cash:
  Contributed Services                            -        1,500     1,500     4,800
  Depreciation                                  11,156     7,934    17,276    12,639
  Shares Issued for Services                      -         -         -       50,000
 Changes in Operating Assets & Liabilities:
  (Increase) Decrease in Prepaid Expenses      (22,721)  (62,215)  (14,270)   (3,722)
  (Increase) Decrease in Accounts Receivable   (45,358)   (7,113)  (78,153)  (42,581)
  Increase (Decrease) in Accounts Payable      (15,493)   13,879    13,393     3,600
  Increase (Decrease) in Accrued Expenses       56,421    24,662    64,406    75,514
  Increase (Decrease) in Unearned Revenue       15,285      -      165,001      -
                                              --------- --------- --------- ---------
   Net Cash Provided by
   Operating Activities                         96,306   (35,355)  227,126    64,988

Cash Flows from Investing Activities
------------------------------------
 Purchase of Computer Equipment                 (5,092)   (1,067)  (13,903)  (24,726)
 Purchase of Furniture & Fixtures                 -      (17,684)  (17,684)   (2,523)
                                              --------- --------- --------- ---------
   Net Cash Used by
   Investing Activities                         (5,092)  (18,751)  (31,587)  (27,249)

Cash Flows from Financing Activities
------------------------------------
 Proceeds from Exercise of Stock Option           -         -          938      -
                                              --------- --------- --------- ---------
   Net Cash Provided by
   Financing Activities                           -         -          938      -

   Increase (Decrease) in Cash                  91,214   (54,106)  196,477    37,739

   Cash at Beginning of Period                 398,352   201,875   201,875   164,136
                                              --------- --------- --------- ---------
   Cash at End of Period                      $489,566  $147,769  $398,352  $201,875
                                              ========= ========= ========= =========

Supplemental Cash Flow Information
----------------------------------
 Interest                                     $   -     $   -     $   -     $   -
 Taxes                                              77      -         -         -



 The accompanying notes are an integral part of these financial statements.
                                     34

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 1 - Corporate History
--------------------------

Pacific Health Care Organization, Inc., was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. On September 25, 2000, the Company changed its name to Pacific Health Care Organization, Inc. On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, and therefore Medex was considered the accounting acquirer. The financial statements, contained herein, are those of Medex Healthcare, Inc., for all periods presented.

NOTE 2 - Significant Accounting Policies
----------------------------------------

A.   Basis of Accounting
     -------------------

     The Company uses the accrual method of accounting.

B.   Revenue Recognition
     -------------------

     The Company applies the provisions of SEC Staff Accounting Bulletin ("SAB") No. 104, REVENUE RECOGNITION IN FINANCIAL STATEMENTS ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to monthly contracted amounts for services provided when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable and (iv) collectibility is reasonably assured.

     Health care service revenues are recognized in the period in which fees are fixed or determinable and the related services are provided to the subscriber.

     The Company's subscribers generally pay in advance for their services by check or electronic check payment, and revenue is then recognized ratably over the period in which the related services are provided. Advance payments from subscribers are recorded on the balance sheet as deferred revenue. In circumstances where payment is not received in advance, revenue is only recognized if collectibility is reasonably assured.



                                 Continued
                                     35

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 2 - Significant Accounting Policies (continued)
----------------------------------------

C.   Cash Equivalents
     ----------------

     The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D.   Net Earnings (Loss) Per Share
     -----------------------------

     The computation of net earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during each period presented. The Company utilizes the treasury stock method to calculate net earnings (loss) per share. Potentially issuable common shares totaling 691,964 related to warrants and 66,250 related to options were excluded from the calculation of diluted loss per share because their efforts were anti-dilutive.

     The following is the calculation for a weighted average common shares used in basic and dilutive net earnings (loss) per share:

                                      For the Period     For the Years Ended
                                      Ended June 30,         December 31,
                                            2004          2003          2002
                                        ------------  ------------  ------------
                                         (Unaudited)
     Basic Earning Per Share:
      Income (Loss) (Numerator)         $    97,016   $    57,973   $   (35,262)
      Shares (Denominator)               15,427,732    15,413,670    11,540,493
                                        ------------  ------------  ------------
      Per Share Amount                  $       .00   $       .00   $       .00
                                        ============  ============  ============
     Fully Diluted Earnings Per Share:
      Income (Loss) (Numerator)         $    97,016   $    57,973   $   (35,262)
      Shares (Denominator)               15,427,732    15,413,670    11,540,493
                                        ------------  ------------  ------------
      Per Share Amount                  $       .00   $       .00   $       .00
                                        ============  ============  ============

E.   Depreciation
     ------------

     The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the lease of the related assets for the estimated lives of the assets.
     Depreciation is computed on the straight line method.



                                 Continued
                                     36

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 2 - Significant Accounting Policies (continued)
----------------------------------------

F.   Use of Estimates
     ----------------

     The preparation of the financial statements in conformity with generally accepted accounting principles, in the United States of America, require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

G.   Principles of Consolidation
     ---------------------------

     The accompanying consolidated financial statements include the accounts of the company and its wholly - owned subsidiary.
     Intercompany transactions and balances have been eliminated in consolidation.

H.   Fair Value of Financial Instruments
     -----------------------------------

     The fair value of the Company's cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate carrying value based on their effective interest rates compared to current market prices.

I.   General and Administrative Costs
     --------------------------------

     General and administrative expenses include fees for office space, insurance, compensated absences, travel and entertainment costs.

J.   Income Taxes
     ------------

     The Company utilizes the liability method of accounting of income taxes. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the currently enacted tax rates in effect for the years in which these differences are expected to reverse. Deferred tax expense or benefit is the result of changes in deferred tax assets and liabilities.



                                 Continued
                                     37

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 3  - New Technical Pronouncements
--------------------------------------

In December 2002, the FASB issued SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION TRANSITION AND DISCLOSURE AN AMENDMENT OF FAS 123. SFAS NO. 148 AMENDS SFAS NO. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. SFAS No. 148 is effective for annual and interim periods beginning after December 15, 2002. The adoption of the interim disclosure provisions of SFAS No. 148 did not have an impact on the Company's financial position, results of operations or cash flows. The Company is currently evaluating whether to adopt the fair value based method of accounting for stock-based employee compensation in accordance with SFAS No. 148 and its resulting impact on the Company's consolidated financial statements.

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 00-21, ACCOUNTING FOR REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES. This consensus addresses certain aspects of accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically, how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, or entities may elect to report the change in accounting as a cumulative-effect adjustment. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES. Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN No. 46 is effective for reporting periods ending after December 15, 2003. The adoption of FIN No. 46 did not have an impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 will not have an impact on the Company's consolidated financial statements.


                                 Continued
                                     38

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 3  - New Technical Pronouncements (continued)
--------------------------------------

In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY. SFAS No. 150 changes the accounting guidance for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity by now requiring those instruments to be reported as liabilities. SFAS No. 150 also requires disclosure relating to the terms of those instruments and settlement alternatives. SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial statements.

In December 2003, the SEC issued SAB No. 104. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in December 2003 did not have an impact on the Company's financial position, results of operations or cash flows.

NOTE 4  - Related Party
-----------------------

During 2003 and 2002, the Company's President allowed the Company to utilize office space at his personal residence. The President's secretary used this space on a daily basis. In accordance with SFAS 57, "Related Party Disclosures", the fair market value of the office space has been charged to general expenses with a corresponding entry to contributed capital. The fair market value of the office space was determined to be $250 per month, resulting in a total capital contribution of $1,500 and $3,000 for the years ending December 31, 2003 and 2002, respectively. During June 30, 2003, the President ceased using his home for an office. General expenses were charged through June only.




                                 Continued
                                     39

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 5 - Fixed Assets
---------------------

The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight line method of depreciation. Scheduled below are the assets, costs and accumulated depreciation at June 30, 2004 (unaudited), December 31, 2003 and 2002.

                Cost                 Depreciation Expense    Accumulated Depreciation
       -------------------------  -------------------------  -------------------------
       June 30,    December 31,   June 30,  December 31,     June 30,    December 31,
         2004     2003     2002     2004     2003     2002     2004     2003     2002
       -------- -------- -------- -------- -------- -------- -------- -------- --------
    (Unaudited)                (Unaudited)                (Unaudited)
Computer
 Equipment
       $60,922 $55,830  $41,927  $ 9,386  $14,447 $11,792  $37,345  $27,959  $13,512
Furniture
 & Fixtures
        24,766  24,766    7,082    1,770    2,829     847    5,935    4,165    1,336
       ---------------- -------- -------- ---------------- -------- -------- --------
Totals $85,688 $80,596  $49,009  $11,156  $17,276 $12,639  $43,280  $32,124  $14,848
       ================ ======== ======== ================ ======== ======== ========

NOTE 6 - Income Taxes
---------------------

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                                 Year of Loss    Amount     Expiration Date
                                 ------------   ---------   ---------------
                                     2000       $ 44,590           2020
                                     2001        296,397           2021
                                     2002         35,262           2022
                                     2003           -                -
                                     2004           -                -

                                     June 30,    December 31,  December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
     Current Tax Asset Value of
     Net Operating Loss
     Carryforwards at Current
     Prevailing Federal Tax Rate   $    66,378   $    95,483   $   112,874
     Evaluation Allowance              (66,378)      (95,483)     (112,874)
                                   ------------  ------------  ------------
      Net Tax Asset                $     -       $     -       $     -
                                   ============  ============  ============
      Current Income Tax Expense   $     -       $     -       $     -
      Deferred Income Tax Benefit        -             -             -

The Company has remaining cumulative net operating loss carryforwards at June 30, 2004 of $221,260 to be offset against future earnings.
                                 Continued
                                     41

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 7 - Operating Leases
-------------------------

On March 1, 2001, the Company entered into a lease agreement to lease office space at 5150 East Pacific Coast Highway, Long Beach, California 90804. The Company paid $2,020 and $1,962 per month for a 1,154 square foot facility, for the periods ending February 28, 2003 and 2002, respectively.

An amendment to the lease was entered into on January 29, 2003 and commenced March 1, 2003, wherein the rentable square feet increased to 3,504 and the expiration date of the lease extended to February 28, 2006. The monthly lease payments also increased to $4,133 during the early months of the lease, to $6,482 at its expiration. A lease deposit of $6,174 was required prior to signing. The space the Company is leasing is sufficiently large enough to accommodate all of its administrative needs.


Total Lease Commitments;      Year                       Amount
                          ------------   ---------------------------------------
                                           June 30,   December 31,  December 31,
                                            2004          2003          2002
                                         -----------  ------------  ------------
                                         (Unaudited)

                              2003       $     -       $     -      $    51,543
                              2004           75,451        75,451        75,451
                              2005           77,438        77,438        77,438
                              2006           12,965        12,965        12,965
                              2007             -             -             -
                              2008             -             -             -
                                         -----------  ------------  ------------
                          Total          $  165,854   $   165,854   $   217,397
                                         ===========  ============  ============

Rent expense for the period ended June 30, 2004 (unaudited) and the years ended December 31, 2003 and 2002 was $37,239, $61,832 and $24,862,
respectively.

NOTE 8 - Stockholders' Equity
-----------------------------

In August of 2002, the Company issued 345,982 restricted common shares, detachable A Warrants to purchase an additional 345,982 restricted common shares and detachable B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933. The Company settled outstanding debt in the amount of $345,982 for the shares and warrants.



                                 Continued
                                     41

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 8 - Stockholders' Equity (continued)
-----------------------------

During 2002, the Company issued 5,000,000 shares of common stock to The Manfred Heeb Group which consists of Manfred Heeb (shareholder) and three related entities, in exchange for financial consulting services rendered on behalf of the Company. In accordance with SFAS 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", paragraph 8, "ACCOUNTING FOR TRANSACTIONS WITH OTHER THAN EMPLOYEES", the fair market value of the services was used in determining the value of the stock, because this value was more "reliably measurable". At this time the Company's stock was not actively traded, and the services performed resulted in an expense to the Company for $50,000. Since there was no established fair market value of the securities, the fair market value of the services performed was deemed appropriate. The cost of services has been charged to operations. Capital stock and related additional paid-in capital have been increased by $5,000 and $45,000 respectively.

During 2003, a shareholder of the Company exercised their stock option in the Company. The Company issued 18,750 shares of common stock at a exercise price of $.05 per share. Common stock and related additional paid-in capital have been increased by $19 and $919, respectively.

NOTE 9 - Major Customers
------------------------

The Company had two customers who, accounted for 10 percent, or more, of the Company's total revenues during the period ended June 30, 2004 (unaudited) and the year ended December 31, 2003 and one customer during the year ended December 31, 2002. The percentages of total revenues for the period January 1, 2004 to June 30, 2004 (unaudited) and the years ended December 31, 2003 and 2002 are as follows:

                                       June 30,  December 31,  December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
     Customer A                         14%           14%           20%
     Customer B                         14%           14%            -

NOTE 10 - Accrued and Other Liabilities
---------------------------------------

Accrued liabilities consist of the following:

                                       June 30,  December 31,  December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
     Employment Enrollment Fees    $   155,200   $    94,200   $    56,552
     Compensated Absences               28,747        27,647        18,962
     Other Accruals                     12,394        18,073         -
                                   ------------  ------------  ------------
          Total                    $   196,341   $   139,920   $    75,514
                                   ============  ============  ============

 The accompanying notes are an integral part of these financial statements.
                                     42

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 11 - Options for Purchase of Common Stock
----------------------------------------------

In August 2002, the Company adopted a stock option plan. The Company adopted a plan which provides for the grant of options to officers, consultants and employees to acquire shares of the Company's common stock at a purchase price equal to or greater than fair market value as of the
date of the grant.   Options are exercisable six months after the grant
date and expire five years from the grant date. The exercise price of the options is $.05. The fair market value of the options at the date of grant was determined to be $.035 due to earlier issuances for cash of this stock. The plan calls for a total of 1,000,000 shares to be held for grant. A summary of activity follows;

2002 Stock Option Plan

                                                                 Weighted
                                                                  Average
                                                     Number      Exercise
                                                   of Shares       Price
                                                 ------------  ------------
     Outstanding at January 1, 2002                    -       $     -
       Granted                                        85,000           .05
       Exercised                                       -             -
       Canceled                                        -             -
                                                 ------------  ------------
     Outstanding at December 31, 2002                 85,000           .05
                                                 ------------  ------------
       Granted                                         -             -
       Exercised                                     (18,750)          .05
       Canceled                                        -             -
                                                 ------------  ------------
     Outstanding at December 31, 2003                 66,250           .05
                                                 ------------  ------------

2002 Stock Option Plan
                                                                 Weighted
                                                                  Average
                                                     Number      Exercise
                                                   of Shares       Price
                                                 ------------  ------------
     Outstanding at January 1, 2004                   66,250   $       .05
       Granted                                         -             -
       Exercised                                       -             -
       Canceled                                        -             -
                                                 ------------  ------------
     Exercisable at June 30, 2004 (unaudited)         66,250   $       .05
                                                 ============  ============

In accordance with SFAS 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", no option expense was recognized for the period ended June 30, 2004
(unaudited) and the years ended December 31, 2003 and 2002, since the results of the valuation of the options with the Black-Scholes model resulted in a zero value.



                                 Continued
                                     43

                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                       Notes to Financial Statements
        For the Period January 1, 2004 to June 30, 2004 (Unaudited)
               and the years ended December 31, 2003 and 2002

NOTE 11 - Options for Purchase of Common Stock (continued)
----------------------------------------------

The fair value of the option grant was established at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions;

                                      June 30,               December 31,
                                       2004          2003          2002
                                   ------------  ------------  ------------
                                    (Unaudited)
     Risk-free interest rate           3.0%         3.0%           3.0%
     Dividend yield                    0%           0%             0%
     Volatility                        0%           0%             0%
     Average expected term
       (years to exercise date)        1/2          1/2            1/2

Employee stock options outstanding and exercisable under this plan as of June 30, 2004 (unaudited) and December 31, 2003 are:

Stock Option Plan

                                                    Weighted
                                      Weighted       Average                 Weighted
                Range                  Average     Remaining                  Average
          of Exercise              of Exercise   Contractual              Of Exercise
                Price     Options        Price  Life (years)     Options        Price
          ----------- -----------  -----------   ----------- -----------  -----------
2004            $.05      66,250         $.05          3.42      66,250         $.05
2003             .05      66,250          .05          3.58      66,250          .05
2002             .05      85,000          .05          4.58      85,000          .05

NOTE 12 - Contingencies
-----------------------

The Company, its president and secretary are named defendants in a lawsuit filed by two shareholders, one of which was a former director of the Company. The action seeks cancellation of a stock issuance, an order for the Company's President to pay the Company $150,000 and other damages to be determined based upon allegations of breach of fiduciary duties. The Company, and its President, believe the suit is completely without merit and intends to vigorously defend its position.

NOTE 13 - Unaudited Information
-------------------------------

The financial statements for the six months ended June 30, 2004 was taken from the books and records of the Company without audit. However, such information reflects all adjustments which are in the opinion of management, necessary to properly reflect the results of the six months ended June 30, 2004, and are of a normal, recurring nature. The information presented is not necessarily indicative of the results from operations expected for the full fiscal year.




                                     44


                                 PART III

ITEM 1. INDEX AND DESCRIPTION OF EXHIBITS


Exhibit
Number    Title of Document                  Location
-------   -------------------------------    ---------------------------------------
3.1       Articles of Incorporation          Incorporated by reference to Form 10-SB
          and amendment                      filed on September 19, 2002


3.2       Bylaws                             Incorporated by reference to Form 10-
                                             SB/A-2 filed on July 13, 2004


4.1       PHCO 2002 Stock Option Plan        Incorporated by reference to Form 10-SB
                                             filed on September 19, 2002

10.1      HCO Service Agreement              Incorporated by reference to Form 10-KSB
                                             10-KSB filed on December 18, 2003

21.1      Subsidiaries of Registrant         Incorporated by reference to Form 10-SB
                                             filed on September 19, 2002


                                 SIGNATURES



    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                             PACIFIC HEALTH CARE ORGANIZATION, INC.



Date: October 7, 2004        /s/ Tom Kubota
                             -------------------------------------------
                             Tom Kubota, Chief Executive Officer

Date: October 7, 2004        /s/ Donald C. Hellwig
                             -------------------------------------------
                             Donald C. Hellwig, Chief Financial Officer



















                                     45